CERTIFICATE OF QUALIFIED PERSON
Pierre Rocque, P. Eng. AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON, Canada L6H 6X7 Tel: (905) 829.5399 ext. 2393 Fax: (905) 829-3633 pierre.rocque@amec.com

I, Pierre Rocque, P. Eng., am employed as a Consulting Manager for Mining and Geology with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” with an effective date of 1 April 2008.

I am a member of Professional Engineers of Ontario and Ordre des ingénieurs du Québec. I graduated in 1986 from École polytechnique de Montréal with a Bachelor’s degree in Mining Engineering (B. Ing.) and in 1992 from Queen’s University at Kingston with a Master’s degree in Mining Engineering (MSc. Eng.).

I have practiced my profession for twenty years. I have been directly involved in mine design of underground gold mines and, since 1997 I have overseen the mining engineering department at three narrow veins underground gold mines, providing relief to the Mine Manager and General Manager on site.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young Davidson Property between 14 February and 15 February, 2007 and from February 13 to 15, 2008. I am responsible for the preparation of Sections 1 to 6, 15, 17.2, 18.1, 18.3 to 18.5, 18.7 to 18.11, 19, 20.1, 20.4, 20.6, 20.9, 21.2 and 21.5 of the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” dated 1 April, 2008.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Pierre Rocque, P. Eng. Consulting Manager Mining and Geology Dated 8 August 2008

AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON L6H 6X7 Tel (905) 829-5400 Fax (905) 829-3633	www.amec.com